UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated June 11, 2009	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2009	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Closing of Agreement with Kyrgyz Government
Saskatoon, Saskatchewan, Canada, June 11, 2009 . . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today the closing of the agreement that Cameco and Centerra Gold Inc. signed with the Kyrgyz government that is described in Cameco’s April 24, 2009 news release.
As previously announced, the agreement resolves all outstanding issues with respect to the Kumtor gold mine and is expected to further align the parties’ business interests and provide additional certainty for continuing operations and future development of the project.
All the conditions to closing have now been satisfied, including parliamentary approval, the execution of binding project agreements, regulatory approvals and the termination of all proceedings in the Kyrgyz courts and in international arbitration with respect to the Kumtor mine.
As part of the closing, Centerra issued from treasury 18.2 million common shares of Centerra to the government of the Kyrgyz Republic, which brings Centerra’s total issued and outstanding shares to 234.7 million. As well, Cameco has agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon satisfaction of certain conditions. Until that time, Cameco retains voting control over approximately 52.7% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of the company.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. Statements above that the agreement resolves all outstanding issues with respect to the Kumtor gold mine and is expected to further align the parties’ business interests and provide additional certainty for continuing operations and future development of the Kumtor project, are all based upon the assumption that the agreement will have these effects and is subject to the risk that it will not. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Gord Struthers	(306) 956-6593